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                   [CREDIT ACCEPTANCE CORPORATION LETTERHEAD]


September 13, 2006

U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:  Credit Acceptance Corporation
     Schedule TO-C, filed August 28, 2006
     File No. 005-45225

At the Staff's request, Credit Acceptance Corporation (the "Company") acknowledges that

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CREDIT ACCEPTANCE CORPORATION

/s/ Douglas W. Busk

Douglas W. Busk, Treasurer


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[DYKEMA LOGO]                                       Dykema Gossett PLLC
                                                    400 Renaissance Center
                                                    Detroit, Michigan 48243
                                                    WWW.DYKEMA.COM
                                                    Tel:  (313) 568-6800
                                                    Fax:  (313) 568-6832
                                                    MARK A. METZ
                                                    Direct Dial: (313) 568-5434
                                                    Email: mmetz@dykema.com
September 13, 2006


Celeste M. Murphy, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions,
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-3628

Re:      Credit Acceptance Corporation
         Schedule TO-I, filed August 28, 2006
         File No. 005-45225

Dear Ms. Murphy:

On behalf of Credit Acceptance Corporation (the "Company"), attached please find Amendment No. 1 to the Schedule TO identified above, which is filed concurrently herewith. We are providing this letter as requested in the Staff's comment letter of September 7, 2006, to set forth the Company's responses to the comments contained in the Staff's letter. Each comment is set forth as numbered in the Staff's letter, followed immediately by the Company's response.

Schedule TO-I

Determination of Validity . . . page 16

1. We note your statement that "[a]ll questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility . . . and acceptance for payment of any tender of shares will be determined by CA, in its sole discretion, and CA's determination will be final and binding on all parties." Please revise this sentence to more precisely define its scope. It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all parties. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters. Please make corresponding revisions throughout your document, including, but not limited to, the last sentence of your section entitled "Conditions of the Tender Offer."


               CALIFORNIA | ILLINOIS | MICHIGAN | WASHINGTON D.C.
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[DYKEMA LOGO]

September 13, 2006
Page 2


RESPONSE: The disclosure in Section 3 has been modified in response to the Staff's comment. Similar revisions have been made in Section 4 and at the end of
Section 7 of the Offer to Purchase and in Section 12 on page 12 of the Letter of Transmittal in response to the Staff's comment.

Conditions of the Tender Offer, page 19

2. We note your seventh offer condition regarding "any change or event has occurred or is threatened in CA or CA's subsidiaries' business, condition
(financial or otherwise), income, operations or prospects . . . . (emphasis added)." Please revise to specify or generally describe the prospects to which you refer and clarify what you mean by conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered.

RESPONSE: The disclosure in Conditions (1), (2), (3) and (7) in Section 7 and the sixth bullet point in the Summary Term Sheet under the caption "Are there any conditions to the tender offer?" has been modified in response to the Staff's comment to remove the reference to "prospects" and to change the "condition (financial or otherwise)" language to read "financial condition".

3. We reference the first sentence of your seventh offer condition. Describe what you mean by any change occurring or threatened in your "stock ownership" that is contemplated. Finally, tell us why it is appropriate that you may make such offer condition based on a "threatened" change as contemplated by this condition. Please revise this condition to specify or generally describe what you mean so that security holders will have the ability to objectively determine whether the condition has been triggered.

RESPONSE: The disclosure in Condition (7) in Section 7 has been modified in response to the Staff's comment to modify the reference to "threatened" events or changes, and to remove the reference to "stock ownership".

Source and Amount of Funds, page 21

4. Please eliminate the phrase from the last paragraph that the summary "is qualified in its entirety" by reference to the related agreements, which are exhibits to the Schedule TO. The qualification suggests that the offer summary may not be materially complete.

RESPONSE: The disclosure at the end of Section 9 has been modified in response to the Staff's comment.



               CALIFORNIA | ILLINOIS | MICHIGAN | WASHINGTON D.C.

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[DYKEMA LOGO]

September 13, 2006
Page 3


In view of the nature of the changes made to the Offer to Purchase or Letter of Transmittal, the Company does not believe that dissemination to shareholders of a supplement to the Offer to Purchase is required under Rule 13e-4(e)(3). Such dissemination is only required where a material change in the information published has occurred. It is the Company's view that none of the changes made to the Offer to Purchase or Letter of Transmittal, individually or in the aggregate, are material to shareholders or would be reasonably likely to change a reasonable shareholder's decision whether or not to tender their shares. When filed, Amendment No. 1 to the Schedule TO will be available to security holders on the Company's website and on the Commission's website.

Attached to this letter is a letter from the Company addressed to the Securities and Exchange Commission acknowledging the matters requested on page 2 of the Staff's comment letter.

Please contact either Priya Marwah Doornbos at (313) 568-5448 or me at (313) 568-5434 at your earliest convenience with any questions regarding the responses above, or if you have further comments. As the expiration date of the Offer is September 26, 2006 at 5:00 p.m., we would appreciate your prompt attention to this matter so as to avoid the time and expense associated with extending the expiration date of the offer.

Very truly yours,

DYKEMA GOSSETT PLLC



Mark A. Metz



               CALIFORNIA | ILLINOIS | MICHIGAN | WASHINGTON D.C.